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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                       and

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                    ---------

                              HILLS STORES COMPANY
                            (Name of Subject Company)

                              HSC ACQUISITION CORP.
                          AMES DEPARTMENT STORES, INC.
                                    (BIDDERS)

                          COMMON STOCK, $.01 PAR VALUE
              SERIES A CONVERTIBLE PREFERRED STOCK, $.10 PAR VALUE
                        (TITLES OF CLASSES OF SECURITIES)

                                    431692102
                                    431692201
                    (CUSIP NUMBERS OF CLASSES OF SECURITIES)

                              DAVID H. LISSY, ESQ.
                     SENIOR VICE PRESIDENT, GENERAL COUNSEL
                             AND CORPORATE SECRETARY
                          AMES DEPARTMENT STORES, INC.
                                2418 MAIN STREET
                       ROCKY HILL, CONNECTICUT 06067-2598
                            TELEPHONE: (860) 257-2578
                            FACSIMILE: (860) 257-5160
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to:

                            JEFFREY J. WEINBERG, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000
                            FACSIMILE: (212) 310-8007

                                    ---------

                                DECEMBER 30, 1998
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

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* Constituting the Final Amendment to Schedule 14D-1.


NYFS10...:\79\15079\0022\2403\SCHD218J.30B

                                 SCHEDULE 14D-1
---------------------------------------                  -----------------------
CUSIP NOS. 431692102 (COMMON STOCK)                          PAGE 2 OF 7 PAGES
           431692201 (PREFERRED STOCK)
---------------------------------------                  -----------------------
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    1  NAME OF REPORTING PERSONS

       HSC ACQUISITION CORP.

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
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    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |_|

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    3  SEC USE ONLY

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    4  SOURCE OF FUNDS

       AF
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    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(e) OR 2(f)                                        |_|
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    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       STATE OF DELAWARE
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    7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,570,575* SHARES OF COMMON STOCK (INCLUDING 153,086 SHARES TENDERED BY MEANS OF GUARANTEED DELIVERY) AND 554,483 SHARES OF PREFERRED STOCK (INCLUDING 106 SHARES TENDERED BY MEANS OF GUARANTEED DELIVERY)
--------------------------------------------------------------------------------
    8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

       N/A                                                                   |_|
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    9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       84.6%* OF SHARES OF COMMON STOCK AND 65.3% OF SHARES OF PREFERRED STOCK
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   10  TYPE OF REPORTING PERSON

       CO
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   *.  Includes 2,073,753 shares of common stock, par value $.01 per share (the
       "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company") issuable pursuant to a Stock Option Agreement dated as of November 12, 1998, between the Company and Ames Department Stores, Inc., a Delaware corporation ("Parent"), and owner of all capital stock of HSC Acquisition Corp., a Delaware corporation, pursuant to which the Company granted to Parent an option (the "Stock Option") to purchase up to 2,073,753 shares of Common Stock or such other number of shares of common stock of the Company as equals 19.9% of the Company's issued and outstanding shares of its common stock at the time of the exercise of the Stock Option. The Stock Option Agreement is described more fully in
       Section 11 of the Offer to Purchase, dated November 18, 1998.

                                 SCHEDULE 14D-1

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CUSIP NOS. 431692102 (COMMON STOCK)                         PAGE 3 OF 7 PAGES
           431692201 (PREFERRED STOCK)
---------------------------------------                  -----------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS

       AMES DEPARTMENT STORES, INC.

       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS

       BK
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(e) OR 2(f)                                        |_|
--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       STATE OF DELAWARE
--------------------------------------------------------------------------------
    7  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,570,575* SHARES OF COMMON STOCK (INCLUDING 153,086 SHARES TENDERED BY MEANS OF GUARANTEED DELIVERY) AND 554,483 SHARES OF PREFERRED STOCK (INCLUDING 106 SHARES TENDERED BY MEANS OF GUARANTEED DELIVERY)

--------------------------------------------------------------------------------
    8  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

       N/A                                                                   |_|
--------------------------------------------------------------------------------
    9  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

       84.6%* OF SHARES OF COMMON STOCK AND 65.3% OF SHARES OF PREFERRED STOCK
--------------------------------------------------------------------------------
   10  TYPE OF REPORTING PERSON

       CO
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*.  The footnote on page 2 is incorporated by reference herein.

                                  TENDER OFFER

       This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on November 18, 1998, as amended, relating to the offer by HSC Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Ames Department Stores, Inc. ("Parent") to purchase (i) all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the preferred stock purchase rights associated therewith issued pursuant to the Rights Agreement, dated as of August 16, 1994, by and between Hills Stores Company, a Delaware corporation (the "Company") and Chemical Bank as Rights Agent (the "Rights" and, together with the Common Stock, the "Common Shares"), and (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.10 per share ("the Preferred Stock"), including the associated Rights (the Preferred Stock, together with the associated Rights, the "Preferred Shares"; and, together with the Common Shares, the "Shares"), of the Company, at a price of $1.50 per Share, net to the seller in cash, without interest, plus a Deferred Contingent Cash Right (as defined and described in Purchaser's Offer to Purchase dated November 18, 1998 (the "Offer to Purchase")), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (together with the Offer to Purchase, the "Offer"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Offer to Purchase.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       (a)-(b) The Offer expired at 12:00 Midnight, Eastern Time, on Wednesday, December 30, 1998. Based on information provided by the Depositary, approximately 8,496,822 Common Shares (including 153,086 Common Shares tendered by means of guaranteed delivery) or 81.5% of the Common Shares outstanding, and approximately 554,483 Preferred Shares (including 106 Preferred Shares tendered by guaranteed delivery) or 65.3% of the Preferred Shares outstanding (or an aggregate of 80.3% of the total Shares outstanding), were validly tendered pursuant to the Offer. Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. In addition, pursuant to the Stock Option Agreement, Parent has the right to purchase up to 2,073,753 Common Shares, or such other number of Common Shares as equals 19.9% of the issued and outstanding Common Shares at the time of exercise of the Stock Option. Pursuant to the Merger Agreement, and effective upon the consummation of the Offer, seven of the nine members of the Board of Directors of the Company resigned as directors and three persons designated by Parent were appointed as members of such Board of Directors.

       In accordance with the Merger Agreement, it is currently anticipated that a meeting of the Company's stockholders will be held as soon as practicable for the purpose of approving the Merger Agreement and the merger (the "Merger") of Purchaser with and into the Company. Under the DGCL and pursuant to the Certificate of Incorporation, the affirmative vote of the holders of a majority of outstanding Common Shares and Preferred Shares, voting together as a single class, is the only vote of any class or series of the Company's capital stock that would be necessary to approve the Merger Agreement and the Merger at a meeting of the Company's stockholders. Because Purchaser owns approximately 80.3% of the Shares entitled to vote at such meeting, it will have the power to effect the Merger without the approval of any other stockholder of the Company. However, Purchaser or an affiliate of Purchaser may seek to acquire additional Shares through open market purchases, privately negotiated transactions, or otherwise. In the event that Purchaser acquires in the aggregate at least 90% of the outstanding Common Shares and at least 90% of the outstanding Preferred Shares pursuant to the Offer or otherwise, then Parent may effect a short-form merger of

Purchaser with and into the Company pursuant to Section 253 of the DGCL without any further approval of the Company Board or the stockholders of the Company.

       Pursuant to the Merger Agreement, in connection with the Merger, the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share (other than Shares owned by Parent, Purchaser, the Company or any direct or indirect wholly-owned subsidiary of Parent or of the Company, or by stockholders who have properly exercised their dissenter's rights under Delaware law) will be converted into the right to receive $1.50 per Share, in cash, without interest, plus a DCCR.

       A copy of Parent's press release, dated December 31, 1998, announcing the expiration of the Offer and acceptance for payment of the Shares tendered pursuant thereto and its plans to effect promptly a merger of Purchaser with and into the Company is attached hereto as Exhibit (a)(11), and the complete text thereof is incorporated herein by reference.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    Offer to Purchase, dated November 18, 1998.*
(a)(2)    Letter of Transmittal.*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7) Text of Press Release, dated November 12, 1998, issued by Parent and the Company.*
(a)(8)    Text of Press Release, dated November 18, 1998, issued by Parent.*
(a)(9)    Form of Summary Advertisement, dated November 18, 1998.*
(a)(10)   Text of Press Release, dated December 16, 1998, issued by Parent.*
(a)(11)   Text of Press Release, dated December 31, 1998, issued by Parent.
(b)(1) Commitment Letter from BankAmerica Business Credit, Inc., dated November 6, 1998.*
(c)(1) Agreement and Plan of Merger, dated as of November 12, 1998, among Parent, Purchaser, and the Company.*
(c)(2) Stock Option Agreement, dated as of November 12, 1998, by and between Parent and the Company.*
(c)(3) Confidentiality Agreement, dated as of August 21, 1998, by and between Purchaser and the Company.*
(c)(4) Text of letter, dated December 16, 1998, from the Company to Parent and Purchaser.*
(d)       None.
(e)       Not Applicable.
(f)       None.


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*  Previously Filed

                                   SIGNATURES


       After due inquiry and to the best of each of the undersigned's knowledge and belief, the Undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 5, 1999


                                       AMES DEPARTMENT STORES, INC.

                                       By: /s/ David H. Lissy
                                           -------------------------------------
                                           Name: David H. Lissy
                                           Title: Senior Vice President
                                                  General Counsel and
                                                  Corporate Secretary



                                       HSC ACQUISITION CORP.

                                       By: /s/ David H. Lissy
                                           -------------------------------------
                                           Name: David H. Lissy
                                           Title: Vice President-Secretary

                                  EXHIBIT INDEX


EXHIBIT                       DESCRIPTION                                  PAGE
-------                       -----------                                  ----

(a)(1)   -    Offer to Purchase, dated November 18, 1998*...................
(a)(2)   -    Letter of Transmittal*........................................
(a)(3)   -    Notice of Guaranteed Delivery*................................
(a)(4)   -    Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees*.................................
(a)(5)   -    Letter to Clients for use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees*....................
(a)(6)   -    Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9*................................
(a)(7)   -    Text of Press Release, dated November 12, 1998, issued
              by Parent and the Company*....................................
(a)(8)   -    Text of Press Release, dated November 18, 1998, issued
              by Parent*....................................................
(a)(9)   -    Form of Summary Advertisement, dated November 18, 1998*.......
(a)(10)  -    Text of Press Release, dated December 16, 1998, issued
              by Parent*....................................................
(a)(11)  -    Text of Press Release, dated December 31, 1998, issued
              by Parent.....................................................
(b)(1)   -    Commitment Letter from BankAmerica Business Credit, Inc.,
              dated November 6, 1998*.......................................
(c)(1)   -    Agreement and Plan of Merger, dated as of November 12,
              1998, among Parent, Purchaser, and the Company*...............
(c)(2)   -    Stock Option Agreement, dated as of November 12, 1998,
              by and between Parent and the Company*........................
(c)(3)   -    Confidentiality Agreement, dated as of August 21, 1998,
              by and between Purchaser and the Company*.....................
(c)(4)   -    Text of letter, dated December 16, 1998, from the
              Company to Parent and Purchaser*..............................
(d)      -    None..........................................................
(e)      -    Not Applicable................................................
(f)      -    None..........................................................


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*  Previously Filed




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